Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: March 10, 2022

D-ORBIT S.p.A.

I LAVORI DI DOMANI, STORIE DI UNICORNI - INTERVIEW TRANSCRIPT [ENGLISH TRANSLATION]

MARCH 6, 2022

Anna Marino, Anchor, I lavori di domani: In the province of Como, in Fino Mornasco, there is a company that is a world leader in space logistics, that is it transports satellites with different functions and applications to where they are needed, in the celestial orbit, for the collection of data on the ground and their analysis in the field of telecommunications or marketing for example, or to carry out scientific experiments or research at high altitude. It's called D-Orbit and it was born in 2011 from an idea of CEO Luca Rossettini who was inspired by a NASA project of de-orbiting, as part of a Fulbright ACE program in which he participated as a scientist. Today we tell another one of these stories of the path to become unicorns. We remind you that eight special episodes of "I lavori di domani" (Tomorrow's jobs) air every Sunday with a preview at 8:10 am on Radio 24 and then in podcast form on Extra on radio24.it and on the main audio platforms.

D-Orbit was the first company in the world to respond to the logistical needs of the space market. In addition to the Italian headquarters where there is also a production factory, the company has offices in Portugal, United Kingdom, United States. And last but not least, it is the first B-Corp certified space company in the world. Space logistics is part of in-orbit services that globally are worth about a quarter of the more than 400 billion dollar space economy. The numbers are from Statista, but even by 2040, it is expected to grow to be half of the value of a market that then will have exceeded the trillion-dollar mark. He will tell us how he started and his experience as CEO and founder of D-Orbit, Luca Rossettini.

Luca Rossettini, Founder and CEO, D-Orbit: My path is one driven by the idea of becoming an astronaut, right? Usually this is the dream that all children have. I carried it on, let's say, since I was 5 years old. When I got this idea, I built my life to get there. In 2008, I did this astronaut contest. Clearly if I'm here it means that something happened, I'm not an astronaut, so something went wrong. At one point they sent me a letter saying "try again you'll be luckier," but we know that in Europe there is a chance in life. I had gone all-in, so at that point I said "well I studied a lot, there are a lot of pieces of paper that I had taken for the competition to become an astronaut, let's put them to work. So, I make my parents, who have sacrificed for me, happy and I build my spaceship and I go there alone. And I really got lucky. I call it a "quantum leap." You know when you get those...those events.... those shortcuts that if you can read the signs make you take colossal leaps forward, and that was really the Fulbright scholarship that allowed me to go to Silicon Valley. I studied business there, then I joined NASA where I met Renato, the other founder of D-Orbit, and there we realized that the space market was changing. And if not... let's say if we had not gone back to create the company right in those years, we would have kind of missed the train. Clearly, we are talking about a time when, let’s say about 2009-10, then when we came back to Italy, when the market was practically only governmental and then talk about interplanetary logistics infrastructure that connects Mars, the asteroid belt, the Moon and the Earth. In 2011, then when the company started, let's say now with hindsight, I understand why they were all looking at us a bit strange, let's say and because they laughed and considered what we are doing a bit like science fiction, but let's say in the end we were right. After a few years the market for small satellites has really taken off. At this point, the satellite operators realized the need for logistics, and once there was that need, then we were already ready. We were there and we managed ... let's say uniquely to jumpstart what we do.

Anna Marino: Is there a particular anecdote or significance related to the name?

Luca Rossettini: This is very funny because the name D-Orbit comes a bit from the Latin "de orbita", that is "all that can be done in orbit.” But as written in the English pronunciation "deorbit" also means "deorbiting," and since our first product that we launched on the market was just a system – an intelligent engine to remove satellites at the end of their life when they don't work anymore. Especially at the beginning, since we were a bit tired of telling the science fiction of the future and being made fun of, we focused on the first part of our business. And this absolutely helped us because the same name could also be used to identify a bit what we were doing at that time. Then now obviously we pay the price, because we do much more than just removing satellites. We are going to do it again in the future, of course, much bigger, but let's say we do much more, but it was definitely a lucky start, let's put it this way.

Anna Marino: What has been your training, not only your path to become an astronaut, but also what are the paths in the space economy that are key for the jobs of tomorrow?

Luca Rossettini: First of all, to start, and I'll tell you a little bit about my education, but today to work in the space sector you don't need to have a specific background in aerospace engineering. We have engineers of all kinds and people of all kinds of backgrounds, so that's what I wanted to start by saying. My path obviously was very much directed by the concept of "space," so I did... I have a bachelor's degree in aerospace engineering. I got a bunch of master's degrees in the meantime. I got my master's in robotics, one in strategic sustainability, another one in software. Then I went to the U.S., came back, did a year of research, then started a Ph.D. in advanced propulsion for space. And then I went to Silicon Valley to study business because I was kind of missing the business part of doing the business talk. During my Ph.D., at the time the scholarships in Italy were very low, especially in Milan, one could not even pay the rent, so the agreement was that they would make the universities laboratory equipment available to companies. This thing worked very well until the professor decided to say "no, we do basic research" and then this forced me to create the first company. So I created the first company out of necessity, to pay the rent, and having to finish the Ph.D. The first company was an engineering company. We were making drones when drones weren't yet... let's say cool, let's say no one was talking about them at the time, and we were using them in a bit of a peculiar way, so much so that we then spin-off another company that did special effects for film. We even went to the Oscars with "Il capitale umano." We didn't win, but I must say it was a fantastic experience, so let's say, the entrepreneurial part has always been a bit of a necessity for me to get to the next step.

Anna Marino: A few numbers: turnover has shown how the market is growing, especially in the last 5 years.

Luca Rossettini: Yes, yes, yes, I agree with everything you said, the market is growing in an exaggerated way, exponentially. It's an important point to understand why the space market is growing so fast. You really have to look at the ground. You have to look at what path industries are taking in any other sector here on the ground. The more our industries move towards digitization, Industry 4.0, Big Data, but also predictive information, no, "predictive analytics," here the more you go in that direction, the more you need data coming in from the satellite and therefore the more satellites you launch. Today, there are unthinkable services that we use every day, without realizing it, coming from space. And having a constellation of satellites, so a group of satellites in orbit, allows you to have the maximum scalability of the business because with a satellite constellation you can sell all over the world, so there is no longer a concept of geographic market, because your market is the planet Earth. So our choice, precisely because as I said before, no, I studied in Silicon Valley all these ... actually we use the business model of Scrooge McDuck. I don't know if... I was a Mickey Mouse fan as a kid, but Scrooge… Scrooge got rich in the Klondike, not by panning for gold, but by selling pickaxes to gold miners. So it doesn't matter if the people who went looking for gold found it or not, because if they found it, they would come back and buy more pickaxes. And if not, there would be somebody else who would take the pickaxe, which is the concept of "infrastructure." Here, we… we provide the infrastructure, and we realize, more and more every day that it's our customers who are proposing how they can use our orbital infrastructure to do their job better. This has allowed us to have a little bit of leadership. I like to say we have a "temporary monopoly," and the word "temporary" is always important because it means you have to roll up your sleeves every day and run, which has allowed us to grow. At the beginning, you were talking about 130 people. Now they have become almost 180 even at the level of turnover last year. Despite COVID, which has infected all sectors, we have continued to grow. So we are on time with the forecast, then the budget… we do not have it, but the growth is certain, and we will continue to grow. We now have orders, contracts already signed, for several million euro, and we have contracts under negotiation for over 140 million euros, and a commercial pipeline that reaches a billion euros. Then it is clear, the pipeline must be converted, right? So, this... our salespeople are there every day going… going around the world to convert it, however this demonstrates that it is an extremely sparkling market, growing quickly, and with us having been among the first companies to... let's say to be part of this market, clearly we are in an extremely positive position.

Anna Marino: Future projects and steps, you are also the first B-Corp in the space economy and what are the keywords that can guide everyone in looking at this sector?

Luca Rossettini: I'll quickly answer all three. Future steps: transportation of technology into orbit to help those startups that need to go to market faster. We are the only company in the world that in a few months allows you to overcome that gap of years and several million dollars that you need today in the space sector. In-orbit cloud: which will help produce a lot more services on the ground. So we're the first company in the world to have tested “Edge Computing” on two satellites and are already creating an in-orbit cloud facility. And the third, very important step, “in-orbit-servicing”: the ability to go and extend the life of satellites, but also remove those satellites that are no longer working to avoid the space debris problem. “Benefit corporation”, of course, is not only the product that you make or the service that you give, of course, we’re going to improve the space ecosystem a bit, and this is definitely part of our DNA. But it is also how you live as a company, how you manage the people who work in the company. So benefit means to give 360° benefits. Obviously, we still have a long way to go. We are at the beginning of a path, but the B-Corp certification and being a “benefit corporation” helps me to have a path and, in parallel, to give value to the shareholders, who are very happy with this choice. Sustainability is a very ugly word in Italian, it sounds like someone holding something, doesn't it? I like "thinking for the future" better: it gives you an idea that whatever you do today, you have to do it thinking that tomorrow there will be someone else who has to live there, and therefore "thinking for the future" is, in my opinion, a much more beautiful definition, much more concrete, that also gives you a day-by-day motivation not only to the company, but to each individual person … companies are made of walls, machinery and people. Walls and machinery don't invoice, so in the end, let's say, people are at the center.